Exhibit (a)(1)(G)

Notice to Eligible Employees Regarding Expiration of Offer Period

To:	Eligible Employees

From:	Shaw Hong, President and Chief Executive Officer

Date:	December [—], 2009

Subject:	Expiration of Offer to Exchange

As of 9:00 p.m. on Wednesday, December 16, 2009, we closed the OmniVision Technologies, Inc. offer to exchange certain outstanding options for restricted stock units (the “offer”). If you were an eligible employee who properly elected to participate in the offer with respect to some or all of your eligible options and did so before the deadline, those eligible options have been accepted for participation in the offer. Such eligible options have been cancelled and you no longer have any rights with respect to those options. You have been granted restricted stock units in exchange for the cancelled options, in accordance with the terms and conditions of the offer.

As described in the offer documents, you will receive your restricted stock unit agreement as soon as practicable after the expiration of the offer.  We will upload the grant information onto your E*trade account.  E*trade will then send you an e-mail with instructions for accepting the grant online.  You have to complete this online grant acceptance process in order to receive the restricted stock unit grant.

If you have any questions, please contact Stock Administration by phone at (408) 653-3100, or by e-mail at stockadmin@ovt.com.